245 Summer Street

Fidelity® Investments

Boston, MA 02210

December 1, 2016

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Devonshire Trust (the trust): File Nos. 002-24389 and 811-01352 Fidelity Mid Cap Value Fund and Fidelity Stock Selector Large Cap Value Fund (the fund(s)) Post-Effective Amendment No. 152

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Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 152 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The principal purpose of this filing is to register a new class for the funds: Class Z for Fidelity Mid Cap Value Fund and Fidelity Stock Selector Large Cap Value Fund.

This filing contains the Prospectuses and Statements of Additional Information for the fund(s) referenced above.

Please note that the cover page of the Prospectuses and SAIs contain the standard “red herring” legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of January 30, 2017.  We request your comments by January 3, 2017.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group